UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RTI Surgical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74975N105

(CUSIP Number)

Christopher R. Sweeney

WSHP Biologics Holdings, LLC

c/o Water Street Healthcare Partners

444 West Lake Street, Suite 1800

Chicago, Illinois 60606

(312) 506-2900

Copy to:

James S. Rowe

Martin A. DiLoreto, Jr., P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975N105	13D	Page 2

1.	NAMES OF REPORTING PERSONS WSHP Biologics Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock (as defined below) issuable upon conversion of 50,000 shares of Series A Preferred Stock (as defined below).*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 74,601,347 shares of Common Stock outstanding as of June 23, 2020, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 3

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 74,601,347 shares of Common Stock outstanding as of June 23, 2020, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 4

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Management II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14.	TYPE OF REPORTING PERSON (see instructions) PN

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 74,601,347 shares of Common Stock outstanding as of June 23, 2020, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

CUSIP No. 74975N105	13D	Page 5

1.	NAMES OF REPORTING PERSONS Water Street Healthcare Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,152,761 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Preferred Stock.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%**
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

*

The Series A Preferred Stock is convertible into Common Stock by the holder on or after July 16, 2021 (or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances.

**

The calculation of the foregoing percentage is based on 74,601,347 shares of Common Stock outstanding as of June 23, 2020, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2019, as amended by Amendment No. 1 filed with the Commission on January 17, 2020 (as amended, the “Schedule 13D”) by WSHP Biologics Holdings, LLC, Water Street Healthcare Partners II, L.P., Water Street Healthcare Management II, L.P. and Water Street Healthcare Partners, LLC. The Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of RTI Surgical Holdings, Inc., a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 hereof is incorporated herein by reference. Following the redemption described in Item 6 hereof, the Investor does not expect to have beneficial ownership of any Common Stock, Series A Preferred Stock or other securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

As of July 17, 2020, the Investor was the record owner of 50,000 shares of Series A Preferred Stock, which are convertible into Common Stock on or after July 16, 2021(or upon the earlier occurrence of certain specified events) at a price of $4.39, which is subject to adjustment in certain circumstances. The shares of Series A Preferred Stock are convertible into approximately 15,152,761 shares of Common Stock at the current conversion price, representing approximately 16.9% of the outstanding Common Stock, based on the 74,601,347 shares of Common Stock outstanding as of June 23, 2020, plus an additional 15,152,761 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, the Fund, Water Street Management and the General Partner may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, the Fund, Water Street Management and the General Partner may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock. Each of the Fund, Water Street Management and the General Partner, however, disclaims beneficial ownership of such shares of Series A Preferred Stock, except to the extent of its pecuniary interest therein.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following disclosure at the end of such item:

Redemption Notice

On July 17, 2020, the Investor delivered a notice (the “Redemption Notice”) to the Issuer requesting that the Issuer redeem all of the outstanding Series A Preferred Stock held by the Investor for cash in accordance with the Certificate of Designation. The Redemption Notice requests the redemption to occur as soon as reasonably practical, but in no event later than 60 days after the date of the Redemption Notice.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2020

WSHP BIOLOGICS HOLDINGS, LLC

By:	/s/ Jeffrey Holway
Name:	Jeffrey Holway
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS II, L.P.

By:	Water Street Healthcare Management II, L.P.
Its:	General Partner

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE MANAGEMENT II, L.P.

By:	Water Street Healthcare Partners, LLC
Its:	General Partner

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory

WATER STREET HEALTHCARE PARTNERS, LLC

By:	/s/ Timothy A. Dugan
Name:	Timothy A. Dugan
Its:	Authorized Signatory